Exhibit 4.16
SECOND AMENDMENT TO LEASE
     SECOND AMENDMENT TO LEASE dated as of this 6 day of September, 2005, by and between BOSTON PROPERTIES LIMITED PARTNERSHIP, a Delaware limited partnership (“Landlord”) and IONA TECHNOLOGIES, INC., a Delaware corporation (“Tenant”).
RECITALS
     By Lease dated March 2, 1999 (the “Original Lease,” and as amended by the Letter Agreement and First Amendment to Lease described below, the “Lease”), Landlord did lease to Tenant and Tenant did lease from Landlord 60,718 square feet of rentable floor area (the “Rentable Floor Area of the Initial Premises”) on the third and fourth floors of Phase II of the building (the “Building”) known as and numbered 200 West Street, Waltham, Massachusetts (referred to in the Lease as the “Premises” or “Tenant’s Space” and hereinafter sometimes referred to as the “Initial Premises”).
     By letter agreement dated May 14, 1999 (the “Letter Agreement”) the Tenant Allowance (as that term is defined in the Original Lease) for the Initial Premises was reduced by $62,749.00 as Landlord was required to install the sprinkler system in the Initial Premises in order to obtain a certificate of occupancy (the calculation of the Tenant Allowance having been based in part on Tenant installing the sprinkler system for the Premises). In addition, the Tenant Allowance for the Expansion Premises (as hereinafter defined) was also reduced by an amount equal to the product of (i) $1.00 (being the approximate cost on a square foot basis for installing the sprinkler system) and (ii) the actual rentable floor area of the Expansion Premises (as determined pursuant to Section 2.1.3 of the Original Lease).
     By First Amendment to Lease dated as of November 1, 2000 (the “First Amendment”) Tenant leased from Landlord as required by Section 2.1.3 of the Original Lease, an additional 4,762 square feet of rentable floor area (the “Rentable Floor Area of the Expansion Premises”) located on the first floor of Phase II of the Building, which space is shown on Exhibit A-l attached to such First Amendment (the “Expansion Premises”) upon the terms and conditions contained in the First Amendment. The Initial Premises as increased by the Expansion Premises is hereinafter sometimes collectively referred to as the “Existing Premises.”
     Landlord and Tenant have agreed to extend the Term of the Lease for one (1) period of five (5) years and to provide Tenant with an additional option to extend the Term of the Lease, upon the terms and conditions contained in the Lease except as set forth in this Second Amendment to Lease (“the Second Amendment”).
     Landlord and Tenant have also agreed to reduce the size of the Existing Premises by subtracting therefrom the 35,119 square feet of rentable floor area (the “Rentable Floor Area of the Relinquished Premises”) consisting of 4,732 square feet of rentable floor area located on the first floor of the Building and 30,387 square feet of rentable floor area located on the third floor of the Building and shown on Exhibit A attached hereto (the “Relinquished Premises”).

        Landlord and Tenant are entering into this instrument to set forth said agreements and to amend the Lease.
        NOW THEREFORE, in consideration of One Dollar ($1.00) and other good and valuable consideration in hand this date paid by each of the parties to the other, the receipt and sufficiency of which are hereby severally acknowledged, and in further consideration of the mutual promises herein contained, Landlord and Tenant hereby agree to and with each other as follows:
1.	Effective on July 31, 2006 (the “Reduction Date”) the Relinquished Premises shall be deleted from the space demised from Landlord to Tenant under the Lease, so that the remaining space (the “Remaining Premises”) demised under the Lease shall consist of the 30,331 square feet of rentable floor area located on the fourth floor of the Building (the “Rentable Floor Area of the Remaining Premises”) shown on Exhibit A as the “Remaining Premises” and the terms “Premises” and “Tenant’s Space” as defined and used in the Lease shall be deemed to refer to the Remaining Premises. By way of example, the option to extend the Term of the Lease contained in Section 5 hereof shall apply to the Remaining Premises only and not to the Relinquished Premises.

2.	On or prior to the Reduction Date, Tenant shall quit and vacate the Relinquished Premises and surrender the same in the condition required by the Lease upon the expiration or earlier termination of the Lease Term.

3.	The Term of the Lease, which but for this Second Amendment is scheduled to expire on July 31, 2006, is hereby extended for one (1) period of five (5) years commencing on August 1, 2006 and expiring on July 31, 2011 (the “First Extended Term”), unless extended or sooner terminated in accordance with the provisions of the Lease, upon all of the same terms and conditions contained in the Lease as herein amended.

4.	Section 2.4.1 of the Lease is hereby deleted in its entirety and Landlord and Tenant agree that Tenant’s only option to extend shall be as provided in Section 5 hereinbelow.

5.	(A) On the conditions (which conditions Landlord may waive by written notice to Tenant) that both at the time of exercise of the herein described option to extend and as of the commencement of the extended term (i) there exists no “Event of Default” (defined in Section 7.1 of the Lease) and there have been no more than three (3) Event of Default occurrences during the Term of the Lease (ii) the Lease is still in full force and effect, and (iii) Tenant has neither assigned the Lease nor sublet more than thirty-five percent (35%) of the Rentable Floor Area of the Premises (except for an assignment or subletting permitted without Landlord’s consent under Section 5.6.1 of the Lease), Tenant shall have the right to extend the Term of the Lease upon all the same terms, conditions, covenants and agreements contained in the Lease (except for the Annual Fixed Rent which shall be adjusted during the option period as hereinbelow set forth and except that there shall be no further option to extend) for either (i) one (1) period of three (3) years or (ii) one (1) period of five (5) years, as hereinafter set forth. The option period is sometimes herein referred to as the “Second Extended Term.” Notwithstanding any

implication to the contrary, Landlord has no obligation to make any additional payment to Tenant in respect of any construction allowance or the like or to perform any work to the Premises as a result of the exercise by Tenant of any such option.
(B) If Tenant desires to exercise said option to extend the Term, then Tenant shall give notice (the “Exercise Notice”) to Landlord, not earlier than twelve (12) months nor later than ten (10) months prior to the expiration of the First Extended Term exercising such option to extend and advising Landlord whether Tenant elects to extend for one (1) period of three (3) years or one (1) period of five (5) years. Promptly after Landlord’s receipt of the Exercise Notice, Landlord shall provide Landlord’s quotation to Tenant of the annual fair market rent for the Premises for the Second Extended Term, such quotation to be based on the use of the Premises as first class office space utilizing properties of a similar character in the Boston West Suburban market (“Landlord’s Rent Quotation”). If at the expiration of thirty (30) days after the date when Landlord provides such quotation to Tenant (the “Negotiation Period”), Landlord and Tenant have not reached agreement on a determination of an annual rental for the Second Extended Term and executed a written instrument extending the Term of the Lease pursuant to such agreement, then Tenant shall have the right, for thirty (30) days following the expiration of the Negotiation Period, to make a request to Landlord (which such request shall be in writing and must be signed by an authorized officer or representative of Tenant) for a broker determination (the “Broker Determination”) of the Prevailing Market Rent (as defined in Exhibit G attached to the Original Lease) for the Second Extended Term, which Broker Determination shall be made in the manner set forth in Exhibit G attached to the Original Lease.
(C) Upon either the agreement of the parties during the Negotiation Period on an annual fixed rent for the Second Extended Term or the timely giving of notice by Tenant to Landlord requesting the Broker Determination, then the Lease and the Lease Term shall automatically be deemed extended, for the Second Extended Term, without the necessity for the execution of any additional documents, except that Landlord and Tenant agree to enter into an instrument in writing setting forth the Annual Fixed Rent for the Second Extended Term as determined in the relevant manner set forth in this Section 5; and in such event all references to the Lease Term or the term of the Lease shall be construed as referring to the Lease Term, as so extended, unless the context clearly otherwise requires, and except that there shall be no further option to extend the Lease Term. Notwithstanding anything contained herein to the contrary, Tenant shall only have the option to extend for either a three (3) year period or a five (5) year period and not both and in no event shall the Lease Term hereof be extended for more than three (3) years or five (5) years (as the case may be depending on the election made in the Exercise Notice) after the expiration of the First Extended Term.
In the event that the parties have not agreed upon the annual rental for the Second Extended Term during the Negotiation Period and Tenant has not timely requested the Broker Determination in accordance with the provisions of Section 5(B) above, then Tenant shall be deemed to have waived its right to exercise the extension option and the Term of the Lease shall expire at the end of the First Extended Term on July 31, 2011.

6.	(A) The Lease shall be amended to provide that for the period from August 1, 2005 through July 31, 2006, Annual Fixed Rent for the portion of the Premises defined as the Remaining Premises shall be reduced so that it is payable at the annual rate of $803,771.50 (being the product of (i) $26.50 and (ii) the Rentable Floor Area of the Remaining Premises (being 30,331 square feet)).
(B) For the period from August 1, 2005 through July 31, 2006, Annual Fixed Rent for the portion of the Premises defined as the Relinquished Premises shall continue to be payable as provided in the Lease, at the annual rate of $1,176,486.50 (being the product of (i) $33.50 and (ii) the Rentable Floor Area of the Relinquished Premises (being 35,119 square feet)).
(C) For the period from August 1, 2006 through July 31, 2007, Annual Fixed Rent for the Remaining Premises shall be payable at the annual rate of $834,102.50 (being the product of (i) $27.50 and (ii) the Rentable Floor Area of the Remaining Premises (being 30,331 square feet)).
(D) For the period from August 1, 2007 through July 31, 2008, Annual Fixed Rent for the Remaining Premises shall be payable at the annual rate of $864,433.50 (being the product of (i) $28.50 and (ii) the Rentable Floor Area of the Remaining Premises).
(E) For the period from August 1, 2008 through July 31, 2009, Annual Fixed Rent for the Remaining Premises shall be payable at the annual rate of $894,764.50 (being the product of (i) $29.50 and (ii) the Rentable Floor Area of the Remaining Premises).
(F) For the period from August 1, 2009 through July 31, 2010, Annual Fixed Rent for the Remaining Premises shall be payable at the annual rate of $925,095.50 (being the product of (i) $30.50 and (ii) the Rentable Floor Area of the Remaining Premises).
(G) For the period from August 1, 2010 through the remainder of the First Extended Term, Annual Fixed Rent for the Remaining Premises shall be payable at the annual rate of $955,426.50 (being the product of (i) $31.50 and (ii) the Rentable Floor Area of the Remaining Premises).
(H) For the extension option period provided in Section 5 of this Second Amendment (if exercised), Annual Fixed Rent shall be payable as provided in such Section 5.
7.	For the purposes of computing Tenant’s payments for operating expenses pursuant to Section 2.6 of the Original Lease (as amended by Section 4 of the First Amendment), Tenant’s payments for real estate taxes pursuant to Section 2.7 of the Original Lease (as amended by Section 4 of the First Amendment) and Tenant’s payments for electricity (as determined pursuant to Sections 1.1, 2.5, and 2.8 of the Original Lease and as amended by Section 4 of the First Amendment), for the portion of the Lease Term on and after the Reduction Date, the “Rentable Floor Area of the Premises” shall be reduced by the

Rentable Floor Area of the Relinquished Premises (being 35,119 square feet) to become the Rentable Floor Area of the Remaining Premises (being 30,331 square feet), with Tenant’s Share, from and after the Reduction Date, being 12.21%. For the portion of the Lease Term prior to the Reduction Date, the “Rentable Floor Area of the Premises” shall continue to be as provided in the Lease as amended for such purposes.
8.	(A) For the purposes of computing Tenant’s payments for operating expenses pursuant to Section 2.6 of the Lease for the portion of the Lease Term on and after the Reduction Date, the $5.50 per square foot operating expense base referred to in Section 2.6 of the Lease shall be changed to be equal to the quotient of (a) “Landlord’s Operating Expenses” (as defined in Section 2.6 of the Lease) for calendar year 2006 (that is the period beginning on January 1, 2006 and ending on December 31, 2006) divided by (b) the “Total Rentable Floor Area of the Building” (as defined in Section 1.1 of the Lease) (“Base Operating Expenses”).
For the portion of the Lease Term prior to the Reduction Date, such operating expense base shall remain unchanged for such purposes.
(B) For the purposes of computing Tenant’s payments for real estate taxes pursuant to Section 2.7 of the Lease for the portion of the Lease Term on and after the Reduction Date, the definition of “Base Taxes” contained in said Section 2.7(v) of the Lease shall be deleted in its entirety and replaced with the following:
“Base Taxes” means Landlord’s Tax Expenses (hereinbefore defined) for fiscal tax year 2007, (that is the period beginning on July 1, 2006 and ending on June 30, 2007).
For the portion of the Lease Term prior to the Reduction Date, such definition shall remain unchanged for such purposes.
9.	Landlord shall provide to Tenant a special allowance equal to the product of (i) $7.00 and (ii) the Rentable Floor Area of the Remaining Premises (being $212,317.00) (the “Second Amendment Tenant Allowance”). The Second Amendment Tenant Allowance shall be used and applied by Tenant solely on account of the cost of work performed in the Remaining Premises (“Remaining Premises Work”) by Tenant or, at Tenant’s request, by Landlord, in accordance with the terms of the Lease, including without limitation alterations, upgrades, installations, replacements, renovations and other improvements to the Remaining Premises (and specifically including communications room air conditioning and gas fire suppression system). Provided that the Tenant (i) in the event Tenant performed the Remaining Premises Work, has completed all of such work in accordance with the terms of this Lease, has paid for all of such Remaining Premises Work in full and has delivered to Landlord lien waivers from all persons who might have a lien as a result of such work, in recordable forms reasonably acceptable to Landlord, (ii) in the event Tenant performed the Remaining Premises Work, has delivered to Landlord its certificate specifying the cost of such Remaining Premises Work and all contractors, subcontractors and supplies involved with Remaining Premises

Work, together with evidence of such cost in the form of paid invoices, receipts and the like, (iii) has satisfied the requirements of (i) and (ii) above and made request for such payment or has instructed Landlord to apply such monies (as the case may be) on or before July 31, 2007, (iv) is not otherwise in default under the Lease (unless Tenant shall cure the same in connection with its request for application of the applicable portion of the Second Amendment Tenant Allowance), and (v) there are no liens (unless bonded to the reasonable satisfaction of Landlord) against Tenant’s interest in the Lease or against the Building or the Site arising out of Remaining Premises Work or any litigation relating thereto in which Tenant is a party, then within thirty (30) days after the satisfaction of the foregoing conditions, the Landlord shall (i) in the case where Tenant has performed the Remaining Premises Work, pay to the Tenant the lesser of the amount of such costs so certified or the amount of the Second Amendment Tenant Allowance or (ii) in the case where Landlord performed the Remaining Premises Work at Tenant’s request, apply the same to the cost of such work. For the purposes hereof, the cost to be so reimbursed by Landlord shall include the cost of leasehold improvements, architects’ fees and reasonable construction supervision fees payable to Landlord but not the cost of any of Tenant’s personal property, trade fixtures or trade equipment, moving expenses or any so-called soft costs.
Notwithstanding the foregoing, Landlord shall be under no obligation to apply any portion of the Second Amendment Tenant Allowance for any purposes other than as provided in this Section 9, nor shall Landlord be deemed to have assumed any obligations, in whole or in part, of Tenant to any contractors, subcontractors, suppliers, workers or materialmen. Further, in no event shall Landlord be required to make application of any portion of the Second Amendment Tenant Allowance on account of any supervisory fees (except to Landlord as stated hereinabove), overhead, management fees or other payments to Tenant, or any partner or affiliate of Tenant. In the event that the Second Amendment Tenant Allowance has not been utilized by July 31, 2007, Tenant may by notice to Landlord given no later than July 31, 2007, elect to apply the remainder of such Second Amendment Tenant Allowance up to $50,000.00 towards Annual Fixed Rent and Additional Rent next due and owing by Tenant under this Lease. Any portion of the Second Amendment Tenant Allowance in excess of $50,000.00 then remaining shall be forfeited by Tenant. Landlord shall be entitled to deduct from the Second Amendment Tenant Allowance an amount equal to $150.00 per hour for senior staff and $100.00 per hour for junior staff, plus third party expenses incurred by Landlord to review Tenant’s plans and Remaining Premises Work, provided such deductions shall not exceed $2,500.00 in the aggregate.
10.	Sections 2.1.1, 2.1.2 and 8.21 of the Lease are hereby deleted in their entirety and of no further force and effect.

11.	The definition of “Tenant’ s Generator” set forth in Section 2.2.2 of the Original Lease is hereby amended to mean the two (2) existing emergency generators installed by or on behalf of Tenant and currently serving the Premises as of the date hereof.

12.	Tenant acknowledges and agrees that it has utilized all of the Tenant Allowance provided for in Section 3.2(C) of the Original Lease and accordingly Landlord shall have no further obligations with respect to the same.

13.	All of Tenant’s existing signage in the Building is hereby approved by Landlord.

14.	(A) It is acknowledged and agreed that Landlord is currently holding a security deposit in the amount of Four Hundred Thousand and 00/100 Dollars ($400,000.00) in the form of a Letter of Credit, pursuant to and in accordance with the terms and provisions of Section 8.20 of the Original Lease. Subject to the provisions of said Section 8.20 (as modified by this Section 14), Landlord shall continue to hold the Letter of Credit as security for the performance by Tenant of its obligations under the Lease during the First Extended Term and the extension option period (if exercised).
(B) Landlord shall exchange the Letter of Credit for a Letter of Credit delivered by Tenant which reduces the amount secured by the Letter of Credit by Two Hundred Thousand and 00/100 Dollars ($200,000.00) so that the remaining amount secured by the Letter of Credit shall be Two Hundred Thousand and 00/100 Dollars ($200,000.00) on August 1, 2006 (the “Scheduled Reduction Date”), provided that as of such date (x) no Event of Default is then existing and no monetary default (beyond any applicable notice and cure period provided in Section 7.1 of the Original Lease) has occurred within the twelve (12) month period prior to the Scheduled Reduction Date (regardless of whether Tenant subsequently pays the amounts owed after the expiration of any cure period), (y) Tenant has restored any amounts previously applied by Landlord to Landlord’s damages arising from any default on the part of Tenant and (z) Tenant has satisfied the “Financial Qualifications” (as hereinafter defined). The remaining Two Hundred Thousand and 00/100 Dollars ($200,000.00) shall continue to be held by Landlord as security for performance by Tenant of its obligations under the Lease during the First Extended Term and the extension option period (if exercised).
In the event that, as of the Scheduled Reduction Date, Tenant had defaulted in any monetary obligation (beyond any applicable notice and cure period provided in Section 7.1 of the Original Lease) within the twelve (12) month period prior to the Scheduled Reduction Date, the reduction of the Letter of Credit shall be deferred for twelve (12) months from the original scheduled reduction (provided that Tenant has subsequently cured such monetary default and that all other conditions to the reduction of the Letter of Credit have been met as of the deferred reduction date). Furthermore, in the event that, as of the Scheduled Reduction Date, Tenant was unable to satisfy the Financial Qualifications, the reduction of the Letter of Credit shall be deferred until such time as Tenant shall be able to satisfy the same (provided that all other conditions to the reduction of the Letter of Credit have been met as of the deferred reduction date).
For the purposes hereof, the “Financial Qualifications” shall mean that:
(i)	Tenant shall have a liquidity (defined as the sum of cash, cash equivalents and marketable securities as reported on Tenant’s most recent quarterly financial statement filed with the Securities and Exchange Commission prior to the Scheduled Reduction Date) of at least $35,000,000.00; and

(ii)	Tenant shall have demonstrated profitability (defined as positive net income as shown on Tenant’s quarterly financial statements filed with the Securities and Exchange Commission, exclusive of stock option expenses) for the four consecutive quarters immediately preceding the Scheduled Reduction Date (beginning June 30, 2005 and ending June 30, 2006, assuming that all other conditions have been satisfied in order for the Scheduled Reduction Date to occur on August 1, 2006).
(C) If Tenant believes that it has satisfied all the conditions precedent to a reduction in the amount of the security deposit, then it shall request such reduction in writing to Landlord, which request shall certify to Landlord that all such conditions have been satisfied. If Landlord determines that all of the aforesaid conditions are met, the security deposit shall be so reduced in accordance with this Section 14. No Letter of Credit shall automatically reduce, but any reduction in the amount thereof shall require Landlord’s prior written notice to the issuer of the Letter of Credit of the reduced amount. Promptly after Landlord’s receipt of Tenant’s request for a reduction as described above, Landlord shall determine whether such a reduction is permitted in accordance with this Section 14, and if it is, Landlord shall notify the issuer of the Letter of Credit of the amount to which the Letter of Credit shall be reduced.
15.	(A) As of the date hereof, the space on a portion of the first (1st) floor of the Building shown on Exhibit B attached hereto (such space being hereinafter referred to as the “Offer Space”) is leased to PAREXEL International LLC (the “Existing Tenant”) and Tenant (it being acknowledged and agreed that such portion of the Offer Space as is currently occupied by Tenant is being vacated by Tenant as part of the Relinquished Premises in accordance with Section 1 above). Such lease with the Existing Tenant and the term thereof, including, but not limited to, the original term thereof, options to extend the term thereof, any expansion options and any amendments thereto is hereinafter called the “Existing Lease.”

Subject to (x) the Existing Lease and the rights of the Existing Tenant thereunder, (y) the right of Landlord to enter into an initial lease or leases with third parties with respect to that portion of the Offer Space that is to be vacated by Tenant as part of the Relinquished Premises and (z) the right of Landlord to negotiate direct leases for all or any portion of the Offer Space with any current or future subtenants of the Offer Space (which rights in subsections (x), (y) and (z) are prior to the rights of Tenant under this Section 15, notwithstanding that amendments to the Existing Lease and/or new leases with third parties for the portion of the Offer Space being vacated by Tenant as part of the Relinquished Premises and/or direct leases with any current or future subtenants of the Offer Space may be executed subsequent to the date of this Second Amendment), Landlord agrees not to enter into a lease or leases for all or any portion of the Offer Space during the period commencing on the date hereof and ending on September 30, 2009 without first giving to Tenant an opportunity to lease such space as hereinafter set forth, provided that at any time such portion of the Offer Space becomes so available hereunder for reletting (i) there exists no Event of Default, (ii) this Lease is still in full force and effect and (iii) Tenant continues to directly lease and occupy at least 30,000 square feet of rentable floor area in the Building. Landlord shall use reasonable efforts to keep Tenant informed of the possibility of such space becoming so available.
(B) When any portion of the Offer Space becomes available for reletting prior to marketing the same to any other party (specifically excluding any rights of Landlord to lease or market such space as provided in Section 15(A) hereinabove), Landlord shall notify Tenant in writing of the availability of such portion of the Offer Space and shall advise Tenant of the business terms upon which Landlord is willing so to lease such space which terms shall be based on Landlord’s good faith determination of the annual market rent for such space. If Tenant wishes to exercise Tenant’s right of first offer or to negotiate the business terms upon which such portion of the Offer Space is to be leased, Tenant shall do so by giving Landlord notice of Tenant’s desire to lease such space on such terms, or to negotiate the business terms, within ten (10) business days after Landlord’s written notice to Tenant of the availability of such space and of such terms. If Tenant shall give such notice of its desire to lease such space on such terms, the same shall constitute an agreement to enter into an amendment to this Lease to incorporate the applicable portion of the Offer Space into the Premises upon the terms set forth in Landlord’s notice. If Tenant shall not so exercise such right within such ten (10) business day period, or if Tenant shall exercise its right to negotiate with Landlord and Landlord and Tenant shall be unable to negotiate in good faith the terms upon which the applicable portion of the Offer Space is to be leased within twelve (12) business days following receipt by Landlord of Tenant’s notice, time being of the essence in respect of either such time period, Landlord shall be free at any time thereafter to enter into a lease of such portion of the Offer Space and Tenant shall have no further rights with respect to such previously-offered portion of the Offer Space. It is understood and agreed that the provisions of this Section 15 shall be null and void and of no further force and effect after September 30, 2009 (Landlord having no further obligation to offer any portion of the Offer Space to Tenant after such date).
(C) If Tenant shall exercise any such right of first offer and if, thereafter, the then occupant of the premises with respect to which Tenant shall have so exercised such right wrongfully fails to deliver possession of such premises at the time when its tenancy is scheduled to expire, Landlord shall use all reasonable efforts and due diligence (which shall be limited to the commencement and prosecution thereafter of eviction proceedings and to the payment of legal fees and other expenses reasonably associated with such proceedings but which shall not require the taking of any appeal) to evict such occupant from the applicable portion of the Offer Space and to deliver possession of the applicable portion of the Offer Space to Tenant as soon as may be practicable. Commencement of the term of Tenant’s occupancy and lease of such additional space shall, in the event of such holding over by such occupant, be deferred until possession of the additional space is delivered to Tenant. The failure of the then occupant of such premises to so vacate shall not give Tenant any right to terminate the Lease or to deduct from, offset against or withhold Annual Fixed Rent, additional rent or other charges due under the Lease (or any portions thereof), provided that the obligation to pay rent with respect to such portion of Offer Space shall not commence until the delivery of such space.

16.	In no event shall Tenant have the right to terminate or cancel the Lease or to withhold rent or to set-off any claim or damages against rent as a result of any default by Landlord or breach by Landlord of its covenants or warranties or promises under the Lease, except as otherwise expressly provided in the Lease to the contrary and except in the case of a wrongful eviction of Tenant from the demised premises (constructive or actual) by Landlord continuing after notice to Landlord thereof and a reasonable opportunity for Landlord to cure the same. Further, except as otherwise expressly provided in the Lease to the contrary, the Tenant shall not assert any right to deduct the cost of repairs or any monetary claim against the Landlord from rent thereafter due and payable, but shall look solely to the Landlord for satisfaction of such claim.

17.	(A) As an inducement to Landlord to enter into this Second Amendment, Tenant hereby represents and warrants that: (i) Tenant is not, nor is it owned or controlled directly or indirectly by, any person, group, entity or nation named on any list issued by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”) pursuant to Executive Order 13224 or any similar list or any law, order, rule or regulation or any Executive Order of the President of the United States as a terrorist, “Specially Designated National and Blocked Person” or other banned or blocked person (any such person, group, entity or nation being hereinafter referred to as a “Prohibited Person”); (ii) Tenant is not (nor is it owned, controlled, directly or indirectly, by any person, group, entity or nation which is) acting directly or indirectly for or on behalf of any Prohibited Person; and (iii) Tenant (any person, group, or entity which Tenant controls, directly or indirectly) has not conducted nor will conduct business nor has engaged nor will engage in any transaction or dealing with any Prohibited Person, including without limitation any assignment of the Lease or any subletting of all or any portion of the Premises or the making or receiving of any contribution or funds, goods or services to or for the benefit of a Prohibited Person. In connection with the foregoing, it is expressly understood and agreed that (x) any breach by Tenant of the foregoing representations and warranties shall be deemed an immediate Event of Default by Tenant under Section 7.1 of the Lease (without the benefit of notice or grace) and shall be covered by the indemnity provisions of Section 5.7 of the Lease, and (y) the representations and warranties contained in this subsection shall be continuing in nature and shall survive the expiration or earlier termination of the Lease. Notwithstanding anything contained herein to the contrary, for the purposes of this subsection (A) the phrase “owned or controlled directly or indirectly by any person, group, entity or nation” and all similar such phrases shall not include (x) any shareholder owning an interest of five percent (5%) or less in Tenant or (y) any holder of a direct or indirect interest in a publicly traded company whose shares are listed and traded on a United States national stock exchange.
(B) As an inducement to Tenant to enter into this Second Amendment, Landlord hereby represents and warrants that: (i) Landlord is not, nor is it owned or controlled directly or indirectly by, any person, group, entity or nation named on any list issued by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”) pursuant to Executive Order 13224 or any similar list or by any law, order, rule or regulation or any Executive Order of the President of the United States as a terrorist, “Specially Designated National and Blocked Person” or other banned or blocked person (any such person, group, entity or nation being hereinafter referred to as a “Prohibited Person”); (ii) Landlord is not (nor is it owned or controlled, directly or indirectly, by any person, group, entity or nation which is) acting directly or indirectly for or on behalf of any Prohibited Person; and (iii) neither Landlord (nor any person, group, entity or nation which owns or controls Landlord, directly or indirectly) has conducted or will conduct business or has engaged or will engage in any transaction or dealing with any Prohibited Person, including without limitation the making or receiving of any contribution of funds, goods or services to or for the benefit of a Prohibited Person. In connection with the foregoing, is expressly understood and agreed that the representations and warranties contained in this subsection shall be continuing in nature and shall survive the expiration or earlier termination of this Lease. Notwithstanding anything contained herein to the contrary, for the purposes of this subsection (B) the phrase “owned or controlled directly or indirectly by any person, group, entity or nation” and all similar such phrases shall not include (x) any shareholder of Boston Properties, Inc., (y) any holder of a direct or indirect interest in a publicly traded company whose shares are listed and traded on a United States national stock exchange or (z) any limited partner, unit holder or shareholder owning an interest of five percent (5%) or less in Boston Properties Limited Partnership or the holder of any direct or indirect interest in Boston Properties Limited Partnership.

18.	(A) Tenant warrants and represents that Tenant has not dealt with any broker in connection with the consummation of this Second Amendment other than Cresa Partners (“Cresa”); and in the event any claim is made against Landlord relative to dealings by Tenant with brokers other than Cresa, Tenant shall defend the claim against Landlord with counsel of Tenant’s selection first approved by Landlord (which approval will not be unreasonably withheld) and save harmless and indemnify Landlord on account of loss, cost or damage which may arise by reason of such claim.
(B) Landlord warrants and represents that Landlord has not dealt with any broker other than Cresa in connection with the consummation of this Second Amendment; and in the event any claim is made against Tenant relative to dealings by Landlord with brokers, Landlord shall defend the claim against Tenant with counsel of Landlord’s selection first approved by Tenant (which approval will not be unreasonably withheld) and save harmless and indemnify Tenant on account of loss, cost or damage which may arise by reason of such claim. Landlord shall be responsible for the payment of the commission owed to Cresa in connection with this Second Amendment.
19.	Except as otherwise expressly provided herein, all capitalized terms used herein without definition shall have the same meanings as are set forth in the Lease.

20.	Except as herein amended the Lease shall remain unchanged and in full force and effect. All references to the “Lease” shall be deemed to be references to the Original Lease as amended by the Letter Agreement, First Amendment and as herein amended.
WITNESS the execution hereof under seal as of the day and year first above written.

LANDLORD:

WITNESS:		BOSTON PROPERTIES LIMITED PARTNERSHIP

	/s/ Stacey A. Baker	By:	BOSTON PROPERTIES, INC.,
its general partner

			By:	/s/ David C. Provost

			Name:	David C. Provost
			Title:	Senior Vice President
Boston Properties

TENANT:

ATTEST:		IONA TECHNOLOGIES, INC.

By:	/s/ Christopher Mirabile	By:	/s/ Peter M. Zotto

Name:	Christopher Mirabile	Name:	Peter M. Zotto
Title:	Secretary	Title:	CEO
Hereto duly authorized

By:

Name:
		Title:	Treasurer or Assistant Treasurer
Hereto duly authorized

EXHIBIT A
Rentable Area of the Remaining Premises
30,331 RSF

EXHIBIT B
Right of First Offer Spaces